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EXHIBIT 12.1

Davco Acquisition Holding Inc.
Computation of Ratio of Earnings to Fixed Charges

													Six Months Ended
	Year Ended September 26, 1999		Year Ended October 1, 2000		Year Ended September 30, 2001		Year Ended September 29, 2002		Year Ended September 28, 2003		Last Four Quarters Ended March 28, 2004
													March 30, 2003		March 28, 2004
	(In thousands)
Net (loss) income before taxes	$(1,225)		$1,093		$(18,152)		$1,791		$3,042		$(1,273)		$(1,451)		$(5,766)
Amoritization of deferred financing costs	329		411		731		1,497		1,536		1,532		773		769
Interest expense	15,103		14,735		14,559		14,946		13,645		13,023		6,958		6,336
Interest component of lease rental expense	3,267		2,953		3,048		2,867		2,530		2,469		1,289		1,228

Income as adjusted	$17,474		$19,192		$186		$21,101		$20,753		$15,751		$7,569		$2,567
Fixed charges
Amoritization of deferred financing costs	$329		$411		$731		$1,497		$1,536		$1,532		$773		$769
Interest expense	15,103		14,735		14,559		14,946		13,645		13,023		6,958		6,336
Interest component of lease rental expense	3,267		2,953		3,048		2,867		2,530		2,469		1,289		1,228
Capitalized interest	$403		$246		$67		—		—		—		—		—

Total fixed charges	$19,102		$18,345		$18,405		$19,310		$17,711		$17,024		$9,020		$8,333
Ratio of earnings to fixed charges	0.91	x	1.05	x	0.01	x	1.09	x	1.17	x	0.93	x	0.84	x	0.31	x
Deficit of earnings to fixed charges	(1,628)		—		(18,219)		—		—		(1,273)		(1,451)		(5,766)

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EXHIBIT 12.1